UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 3, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

As previously reported, the U.S. Internal Revenue Service (the “IRS”) has undertaken a tax review of the Company’s U.S. operations for the years 2001 and 2002.  That review has since been expanded to also cover subsequent years of 2003 and 2004.  The review in respect of years 2001 and 2002 is close to complete, and as a result of that review process, the Company is re-assessing its obligations for corporate taxes, payroll and related taxes, interest and related expenses for the years 2001-2005, and is revising its earlier estimates in respect of such obligations.  As a result of this IRS review the Company currently expects to restate its 2003 and 2004 restated financial statements under US GAAP to reflect additional tax liabilities.  In addition, the Company currently estimates that it will record a provision of additional tax and other related liabilities in 2006, which the Company expects to record in the Company’s unaudited financial statements for the quarter ended June 30, 2006. The Company currently does not expect that any adjustment will be taken in its 2005 financial statements.   In aggregate, the Company currently estimates that it will record additional tax and other related liabilities in the range of $23.0 million to $33.0 million as a result of the above review and restatement process. A portion of the additional tax provisions will be recorded in the financial statements for 2003 and 2004 through a restatement to the extent that the revisions represent a correction of an error. The residual additional tax liability, which currently is estimated to be in the range of $ 4.0 million to $14.0 million, representing a change in estimates of earlier tax liabilities will be recorded in the Company’s unaudited financial statements for the quarter ended June 30, 2006.

The foregoing estimates are subject to change pending the completion of the restatement process by the Company and will be subject to audit by KPMG, the Company’s independent auditors.

Due to the timing of the final stages of the review process, additional time to file its annual report on Form 20-F is required to complete the restatement and accruals.  The Company expects to file its annual report on Form 20-F with the U.S. Securities and Exchange Commission no later than July 15, 2006.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements contained herein reflect our current views about future events and financial performance and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from historical results and those expressed in any forward-looking statement. Some factors that could cause actual results to differ materially from historical or expected results include: factors listed in the initial public offering registration statement as filed with the Securities and Exchange Commission; changes in general economic conditions, either nationally or locally in the areas in which we conduct or will conduct our business; inflation, interest rate, market and monetary fluctuations; increases in competitive pressures among businesses offering similar products and services; changes in management’s estimate of the adequacy of the allowance for contingencies; legislative or regulatory changes or changes in accounting principles, policies or guidelines; the execution of our business plan; and other factors affecting the information technology industry generally or the technology services industry in particular.

We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this presentation to reflect new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 3, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary